Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of February 2008
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: February 19, 2008

List of materials

Documents attached hereto:


i) Press release announcing Sony to Invest Approximately 22 billion Yen to Strengthen Middle and Large Size OLED Panel Production Technology


                                                          Sony Corporation
                                                          1-7-1 Konan
                                                          Minato-ku
                                                          Tokyo 108-0075

                                                          No. 08-024E
                                                          February 19, 2008

           Sony to Invest Approximately 22 billion Yen to Strengthen
             Middle and Large Size OLED Panel Production Technology

  Sony Corporation today announced that it plans to invest approximately 22 billion yen to strengthen middle and large size OLED (organic light-emitting diode) panel production technology. With this investment, Sony intends to accelerate the shift to middle and large size, high image quality OLED panels.

  Sony began researching OLED technology in 1994, and has since positioned OLED as a future next-generation display technology. In December 2007, Sony launched the world's first OLED TV, "XEL-1" in Japan, incorporating Sony's proprietary "Organic Panel" to realize extreme thinness and superb image quality through a high contrast ratio, high peak brightness, accurate color reproduction and rapid response time.

  In order to advance the shift towards middle and large size, high image quality OLED panels, Sony has decided to invest from the second half of the fiscal year ending March 31, 2009 towards the further development of production technologies. Sony will reinforce its TFT (thin film transistor) and EL (electroluminescent) layer coating processing facilities at Sony Mobile Display Corporation's Higashiura factory, and plans to implement this production technology during the fiscal year ending March 31, 2010.

  Sony plans to continue to advance the development of OLED panels, positioning the OLED panel as a new device capable of expanding the future potential of televisions and other AV products.

Investment Overview
-------------------
Purpose of investment:    Strengthen middle and large size OLED panel production
                          technology

Investment amount:        Approximately 22 billion yen (planned)

Investment timeframe:     From the second half of the fiscal year ending March
                          31, 2009

Investment site:          Higashiura factory, Sony Mobile Display Corporation
                          (Higashiura-cho, Chita-gun, Aichi prefecture, Japan)

Investment details:       TFT infrastructure, EL layer coating infrastructure

Size of glass substrate:  600mm X 720mm

Products:                 Sony Home / Personal / Professional Displays